Exhibit 18.1

March 15, 2012

Archipelago Learning, Inc. 3232 McKinney Avenue

Suite 400

Dallas, TX 75204

Dear Sirs/Madams:

We have audited the consolidated financial statements of Archipelago Learning, Inc. as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 15, 2012, which expresses an unqualified opinion. Note 2 to such financial statements contains a description of your adoption during the year ended December 31, 2011 of the change in the date of the annual goodwill impairment test. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP